October 16, 2007

Via Edgar and Facsimile, (202) 772-9202

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington D.C. 20549

Attn: John Reynolds, Assistant Director
Susann Reilly, Attorney
  Carlton Tartar

Re: Dahua, Inc.
Form SB-2, Amendment No. 8 filed September 5, 2007
File No. 333-122622

Dear Mr. Reynolds:

1. In the SEC's letter to Dahua dated May 9, 2007, question no. 2 referenced delays in the time it is taking to obtain the consents and approvals to commence construction for the second phase of Dahua Gardens.  In the "Description of Business" section of the SB-2/A No. 8, we state that Dahua is in the process of applying to "Beijing municipal and Chanping district government agencies for the requisite licenses, permits and approvals in order to start our Second Phase of Dahua Garden."  You have stated that the Commission would like to know the name of those agencies.

In order to start its Second Phase of Dahua Garden, Dahua needs to obtain permits from the following two government agencies: (1) Pre-approval from “Changping Branch Bureau of Beijing Municipal Commission of Urban Planning”, which is responsible for urban and rural planning administration of Changping District; and (2) upon the receipt of the Pre-approval as described above, we need to obtain Construction Permit from “Beijing Municipal Commission of Urban Planning,” which is the higher governmental authority of “Changping Branch Bureau of Beijing Municipal Commission of Urban Planning” for the final approval of our Second Phase of Dahua Garden project.

2. In risk factor no. 6 of SB-2/A No. 8, we state that permits for the construction of single family housing which have been previously issued must be re-reviewed and re-approved and that land acquired for luxury housing construction might be revalued and sold to the highest bidder.

In the Business section, we state that if the necessary permits and approvals are not obtained, "we might have to cease our second phase of single luxury family house operations, and change our business plan to build apartment buildings."

The Commission would like to know how we plan on reconciling these two items, i.e., if we don't get the necessary permits and the land is going to be auctioned off to the highest bidder, how can Dahua build apartment buildings on the land?

Currently, the government policy regarding the auctioning of properties is vague, and no specific or detailed guideline has been issued. As a result, the possibility of the land being auctioned to the highest bidder cannot be determined at this point. We are basing our business plan on the possibility that if government agencies do not issue the appropriate permits to allow us to build luxury housing, we will instead build apartment buildings. In the event our situation changes and we believe that there is a likely possibility of the land being auctioned, we will file a Current Report on Form 8-K with the Commission to report such event.

Thank you.

Very truly yours,

/s/ Andrea I. Weinstein
Andrea I. Weinstein

AIW: lr